Exhibit 99.1

InfraREIT, Inc. 1900 N. Akard St. Dallas, TX 75201

PRESS RELEASE

InfraREIT Agrees to be Acquired by Oncor in Deal Valued at Approximately $1.275 Billion

DALLAS, TEXAS, October 18, 2018 —InfraREIT, Inc. (NYSE: HIFR) (“InfraREIT” or the “Company”) today announced that it has entered into a definitive agreement to be acquired by Oncor Electric Delivery Company LLC (“Oncor”) for $21.00 per share in cash, valued at approximately $1.275 billion, plus the assumption of approximately $940 million of InfraREIT’s net debt, as of June 30, 2018.

Transaction Highlights:

•	InfraREIT stockholders to receive $21.00 in cash for each share of InfraREIT common stock, an 18 percent premium to InfraREIT’s unaffected share price of $17.79 on January 12, 2018;

•	InfraREIT expects to continue paying regular quarterly dividends of $0.25 per share through the closing of the transaction;

•	Transaction benefits all stakeholders through the acquisition of InfraREIT by Oncor, the largest electric utility in Texas; and

•	After receiving all required approvals, the transaction is expected to close by mid-2019.

As a condition to Oncor’s acquisition of InfraREIT, InfraREIT’s subsidiary, Sharyland Distribution & Transmission Services, L.L.C. (“SDTS”), and Oncor also signed a definitive agreement with SDTS’s tenant, Sharyland Utilities, L.P. (“Sharyland”) to exchange, immediately prior to Oncor’s acquisition, SDTS’s South Texas assets for Sharyland’s Golden Spread Electric Cooperative interconnection (“Golden Spread Project”) located in the Texas Panhandle, along with certain development projects in the Texas Panhandle and South Plains regions, including the Lubbock Power & Light interconnection (“LP&L Project”).

Under the terms of the agreement with Oncor, InfraREIT’s stockholders will receive $21.00 per share in cash upon the closing of the transaction. The $21.00 per share price represents an 18 percent premium to InfraREIT’s unaffected share price of $17.79 on January 12, 2018, the last trading day prior to the time Hunt Consolidated, Inc. (“Hunt”) filed an amendment to its Schedule 13D with the United States Securities and Exchange Commission (“SEC”) regarding its consideration of alternative arrangements between Hunt and the Company.

InfraREIT expects to continue paying regular quarterly dividends of $0.25 per share through the closing of the transaction, including a pro-rated dividend for any partial quarter prior to the closing.

“This transaction is the result of a comprehensive review of De-REIT alternatives,” said David A. Campbell, Chief Executive Office of InfraREIT. “We believe the acquisition by Oncor, a highly-regarded utility in Texas and the operator of the largest transmission and distribution system in the state, is in the best interest of our stockholders and benefits all stakeholders.”

The transaction, which was unanimously approved by InfraREIT’s Board of Directors and Conflicts Committee, is subject to regulatory and stockholder approvals and other customary closing conditions. The transaction is expected to close by mid-2019 and is not subject to any financing conditions.

The agreement with Oncor includes a “go-shop” provision that allows the Conflicts Committee and its advisors to actively solicit and negotiate with other potential acquirers to determine whether they are interested in making a proposal to acquire InfraREIT. Accordingly, InfraREIT will solicit competing acquisition proposals through November 17, 2018.

Transaction Details

Asset Exchange:

Under the asset exchange agreement with Sharyland and Oncor, SDTS will exchange its South Texas assets for Sharyland’s Golden Spread Project and other related assets. The difference between the net book value of the exchanged assets will be paid in cash at closing. Upon closing of the asset exchange and the acquisition of InfraREIT, Oncor will own all of InfraREIT’s existing transmission system excluding the South Texas assets and will also own the Golden Spread and LP&L Projects currently owned by Sharyland. Following the asset exchange, Sharyland will operate as an independent utility in South Texas. Additionally, SDTS and Sharyland have agreed to terminate their existing leases in connection with the asset exchange.

Oncor Merger:

After the completion of the asset exchange transaction with Sharyland, Oncor will acquire InfraREIT for $21.00 per share in cash. Upon the close of the transaction, Oncor will own and operate all of SDTS’s post-asset exchange assets, including the Golden Spread and LP&L Projects. Oncor plans to fund its acquisition of InfraREIT with capital contributions from its owners Sempra Energy and Texas Transmission Investment LLC.

The asset exchange and Oncor merger are mutually dependent on one another and neither will become effective without the closing of the other.

Arrangements with Hunt:

InfraREIT is externally managed by Hunt Utility Services, LLC (“Hunt Manager”) under its management agreement, which will be terminated upon the closing of the transactions. Under the management agreement, Hunt Manager is entitled to the payment of a termination fee upon the termination or non-renewal of the management agreement. The termination of the management agreement automatically triggers the termination of the development agreement between InfraREIT and Hunt. InfraREIT has agreed to pay Hunt approximately $40.5 million at the closing of the transactions to terminate the management agreement, development agreement, leases with Sharyland, and all other existing agreements between InfraREIT or its subsidiaries with Hunt, Sharyland or their affiliates. That amount is consistent with the termination fee that is contractually required under the management agreement.

Agreements among Hunt, Oncor and Sempra Energy:

Concurrently with the execution of the merger agreement and the asset exchange agreement, Sharyland and Sempra Energy have entered into an agreement in which Sempra Energy will purchase a 50 percent limited partnership interest in Sharyland Holdings LP (“Sharyland Holdings”), which will own a 100 percent interest in Sharyland. The closing of Sempra Energy’s purchase is a requirement of the asset exchange agreement between SDTS and Sharyland. Additionally, under a separate agreement with Sharyland, Oncor has agreed to operate and maintain all of Sharyland’s assets following the closing of the transactions.

Solicitation of Additional Offers:

The agreement with Oncor includes a “go-shop” provision that allows the Conflicts Committee and its advisors to actively solicit and negotiate with other potential acquirers to determine whether they are interested in making a proposal to acquire InfraREIT. Accordingly, InfraREIT will solicit competing acquisition proposals through November 17, 2018. If the Conflicts Committee and Board of Directors accept a superior proposal prior to December 27, 2018 that was received during the go-shop period, then InfraREIT would pay a termination fee to Oncor of approximately $19 million. If the Conflicts Committee and Board of Directors accept an unsolicited superior proposal received after the go-shop period, InfraREIT would be required to pay a termination fee to Oncor of approximately $45 million. There can be no assurance that the go-shop process set forth in the merger agreement will result in a superior proposal. InfraREIT does not intend to disclose developments with respect to the solicitation process or any competing proposals that may be received unless and until the Conflicts Committee and the Board of Directors have made a decision with respect to any potential superior proposal.

Transaction Approvals and Closing Conditions

The closing of the transactions is dependent upon and will be subject to several closing conditions, including:

•	Public Utility Commission of Texas (“PUCT”) approval of the transactions, including:

•	Exchange of assets with Sharyland;

•	Acquisition of InfraREIT by Oncor; and

•	Sempra Energy’s indirect 50 percent ownership of Sharyland Holdings

•	Other necessary regulatory approvals, including Federal Energy Regulatory Commission approval, Hart-Scott-Rodino clearance and the Committee on Foreign Investment in the United States clearance;

•	Stockholder approval;

•	Certain lender consents; and

•	Other customary closing conditions.

Under the definitive agreements, SDTS, Sharyland and Oncor are required to file a Sale-Transfer-Merger application with the PUCT no later than November 30, 2018. A special meeting of InfraREIT’s stockholders will be held following the filing of the definitive proxy statement with the SEC and subsequent mailing to its stockholders, which is expected to be filed by December 10, 2018. The transactions are expected to close by mid-2019.

Important Additional Information and Where to Find It

This release relates to a proposed business combination between InfraREIT and Oncor. The proposed merger and the related agreement and plan of merger will be submitted to the Company’s stockholders for their consideration and approval. In connection with the proposed transaction, the Company will file a proxy statement with the SEC. This release does not constitute a solicitation of any vote or proxy from any stockholder of the Company. Investors are urged to read the proxy statement carefully and, in its entirety, when it becomes available, as well as any other relevant documents or materials filed or to be filed with the SEC or incorporated by reference in the proxy statement, because they will contain important information about the proposed acquisition. The definitive proxy statement will be mailed to the Company’s stockholders. In addition, the proxy statement and other documents will be available free of charge at the SEC’s website, www.sec.gov. When available, the proxy statement and other pertinent documents may also be obtained free of charge at the Investor Relations section of InfraREIT’s website, www.InfraREITInc.com, or by directing a written request to InfraREIT, Inc., Attention: Corporate Secretary, 1900 North Akard Street, Dallas, Texas 75201.

Participation in the Solicitation

The Company and its directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the Company’s directors and executive officers is available in its definitive proxy statement for its 2018 Annual Meeting of Stockholders filed with the SEC on March 22, 2018. Other information regarding the participants in the proxy solicitation and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the federal securities laws. These statements give the current expectations of the Company’s management. Words such as “could,” “will,” “may,” “assume,” “forecast,” “strategy,” “guidance,” “outlook,” “target,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” or “project” and similar expressions are used to identify forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this release include the Company’s expectations regarding the consummation of the transactions described herein.

Forward-looking statements can be affected by assumptions used or known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed and actual results may differ materially and adversely from those reflected in the forward-looking statements. Factors that could cause actual results to differ materially from those indicated in the forward-looking statements include, among other things, (a) the risk and uncertainties disclosed in the Company’s Annual Report on Form 10-K and the Company’s Quarterly Reports on Form 10-Q filed with the SEC from time to time and (b) the following risks inherent in the transactions (in addition to others described elsewhere in this document and in the subsequent filings with the SEC): (1) failure to obtain the approval of the Company’s stockholders; (2) failure to obtain regulatory approval necessary to consummate the transactions or to obtain regulatory approvals on favorable terms and (3) delays in consummating the transactions or the failure to consummate the transactions.

Because the Company’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond the Company’s control or are subject to change, actual results could be materially different and any or all of the Company’s forward-looking statements may turn out to be wrong. Forward-looking statements speak only as of the date made and can be affected by assumptions the Company might make or by known or unknown risk and uncertainties. Many factors mentioned in this release and in the Company’s annual and quarterly reports will be important in determining future results. Consequently, the Company cannot assure you that the Company’s expectations or forecasts expressed in such forward-looking statements will be achieved.

Advisors:

Evercore is acting as financial advisor to the InfraREIT Conflicts Committee and Hunton Andrews Kurth LLP is acting as legal advisor to the InfraREIT Conflicts Committee in the transaction. Additionally, Gibson, Dunn & Crutcher LLP is acting as legal advisor to InfraREIT in the transaction. Additional information regarding the transaction can be found in the Current Report on Form 8-K filed today with the SEC and on InfraREIT’s Web site, www.InfraREITInc.com, under the “SEC Filing” tab of the “Investor Relations” section.

About InfraREIT, Inc.

InfraREIT is engaged in owning and leasing rate-regulated electric transmission assets in the state of Texas and is structured as a real estate investment trust. The Company is externally managed by Hunt Utility Services, LLC, an affiliate of Hunt Consolidated, Inc. (a diversified holding company based in Dallas, Texas and managed by the Ray L. Hunt family). The Company’s shares are traded on the New York Stock Exchange under the symbol “HIFR”. Additional information on InfraREIT is available at www.InfraREITInc.com.

About Sharyland

Sharyland Utilities, L.P., is a Texas-based electric transmission utility that is fully regulated by the Public Utility Commission of Texas. Sharyland Utilities is committed to providing safe, reliable, and efficient transmission and substation services, ensuring operational excellence, and investing to support the infrastructure needs of the Electric Reliability Council of Texas grid. Sharyland Utilities is privately-owned by Hunter L. Hunt and other members of the family of Ray L. Hunt and is managed by Hunter L. Hunt. Additional information about Sharyland can be found at www.sharyland.com.

About Oncor

Headquartered in Dallas, Oncor Electric Delivery Company LLC is a regulated electricity distribution and transmission business that uses superior asset management skills to provide reliable electricity delivery to consumers. Oncor operates the largest distribution and transmission system in Texas, delivering power to more than 3.6 million homes and businesses and operating more than 134,000 miles of transmission and distribution lines in Texas. Oncor is managed by its Board of Directors, which is comprised of a majority of independent directors.

About Sempra Energy

Sempra Energy, a San Diego-based energy services holding company with 2017 revenues of more than $11 billion, is the utility holding company with the largest U.S. customer base. The Sempra Energy companies’ approximately 20,000 employees serve more than 40 million consumers worldwide.

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For additional information, contact:

Brook Wootton

Vice President, Investor Relations

InfraREIT, Inc.

214-855-6748